Katharine Milberger Haynes
Attorney

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8391
Fax: 816.983.8080
kate.haynes@huschblackwell.com

July 25, 2013

Via EDGAR Transmission

Suzanne Hayes Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4561

Re:	Commerce Bancshares, Inc.
Form S-4
Filed on June 21, 2013
File No. 333-189535

Dear Ms. Hayes:

On behalf of Commerce Bancshares, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 22, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-4 (the “Registration Statement”).  The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement.  Amendment No. 1 reflects the Company’s response to the Staff’s comment.

For ease of reference, the Staff’s comment is reproduced below in its entirety in bold, followed by the response.

1.
We note your response to comment one of our letter dated July 8, 2013, and advise you that we disagree with your analysis that the presentation provided by D.A. Davison to Summit Bancshares Inc. and Summit Bank does not constitute a “report” within the meaning of Item 1015 of Regulation M-A. We note that Item 1015(a) of Regulation M-A states that reports, opinions and appraisals include those relating to consideration or fairness, but are not limited to those items. The fact that Davidson did not provide a conclusion regarding the valuation or the fairness of the

Husch Blackwell LLP

Ms. Suzanne Hayes
July 25, 2013
Page

consideration is not dispositive. Also, because Davidson determined selection criteria in preparing slides 6, 7, and 13 and highlights its valuation conclusions regarding previous registrant transactions on slide 16, thereby applying its own judgment, we view these as “findings” within the meaning of Item 1015(b)(6) of Regulation M-A that should be summarized in the filing. Therefore, please revise your disclosure in the Form S-4 to include the information required by Item 1015(b)(2) and (3) and a brief summary of those slides mentioned above in accordance with Item 1015(b)(6) of Regulation M-A. Also, please file the Davidson presentation as an exhibit to the Form S-4, as required by Item 21(c) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding D.A. Davidson & Co. (“Davidson”) under “Background of Negotiations” beginning on page 15 and “Summit’s Financial Advisor” beginning on page 19 of Amendment No. 1.  In addition, the Davidson presentation has been filed as Exhibit 99(c) to Amendment No. 1.

In addition, at the request of the Staff, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses, please feel free to call me at 816-983-8391.

Very truly yours,

HUSCH BLACKWELL LLP

By:	/s/ Katharine Milberger Haynes
Katharine Milberger Haynes

cc:           Ramin Olson, Securities and Exchange Commission
Laura Crotty, Securities and Exchange Commission
Thomas J. Noack, Commerce Bancshares, Inc.
C. Bruce Crum, McAfee & Taft A Professional Corporation

Husch Blackwell LLP